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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)



                     ADVANCED DEPOSITION TECHNOLOGIES, INC.
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                                 (Name of Issuer)



                     Common Stock, $.01 par value per share
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                        (Title of Class of Securities)



                                   007521107
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                                 (CUSIP Number)


                            Alexander Peter Boxall
                  c/o Advanced Deposition Technologies, Inc.
                           580 Myles Standish Blvd.
                        Myles Standish Industrial Park
                         Taunton, Massachusetts  02780
                                (508) 823-0707


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                               September 24, 1999
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].
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=======================
  CUSIP NO. 007521107
=======================

================================================================================
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alexander Peter Boxall

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2      (a) [_]
        (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)  [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom

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                          SOLE VOTING POWER: 923,348
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER: None
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER: 923,348
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER: None
       WITH         10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      923,348. This consists of 280,000 shares of common stock held directly by the reporting person and 643,348 shares of common stock held by DNA Export, S.L., an entity owned and controlled by the reporting person.

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.9%

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      TYPE OF REPORTING PERSON
14
      IN

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

  Item 1.  Security and Issuer
           -------------------

  This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Advanced Deposition Technologies, Inc., a Delaware corporation ("ADT"), the principal executive offices of which are located at 580 Myles Standish Blvd., Myles Standish Industrial Park, Taunton, Massachusetts 02780.


  Item 2.  Identity and Background
           -----------------------

  Alexander Peter Boxall's business address is c/o Advanced Deposition Technologies, Inc., 580 Myles Standish Blvd., Myles Standish Industrial Park, Taunton, Massachusetts 02780. Mr. Boxall is the President and a director of ADT. Mr. Boxall has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. Mr. Boxall is a citizen of the United Kingdom.


  Item 3.  Source and Amount of Funds or Other Consideration
           -------------------------------------------------

  In March 1999, ADT entered into an Exchange Agreement (the "Exchange Agreement") with DNA Export, S.A., a corporation organized under the laws of Spain and owned and controlled by the reporting person, to purchase certain shares of capital stock of DNA-ADTECH, a majority-owned subsidiary of ADT, that were held by DNA Export, S.A. As consideration for the shares, ADT agreed to issue 598,198 shares of ADT common stock to DNA Export, S.A. This transaction was conditioned upon ADT obtaining the approval of ADT's stockholders. Stockholder approval was obtained on August 11, 1999 and the transactions contemplated by the Exchange Agreement were consummated on September 24, 1999. Mr. Boxall is the President and a director of ADT.


  Item 4.  Purpose of Transaction
           ----------------------

  The shares, the ownership of which is reported hereby, were acquired by Mr. Boxall for investment purposes. Mr. Boxall reserves the right from time to time to acquire additional shares, or to dispose of some or all of his shares.

  Except as set forth above, Mr. Boxall does not have any plan or proposal which relates to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the General Instructions for Schedule 13D.

  Item 5.  Interest in Securities of the Issuer
           ------------------------------------

      (a) Based upon the outstanding number of shares set forth in ADT's Form 10-QSB for the fiscal quarter ended June 30, 1999, as well as the additional 598,198 shares of common stock issued pursuant to the above Exchange Agreement, Mr. Boxall's beneficial ownership of 923,348 shares of common stock constitutes beneficial ownership of 18.9% of the total number of shares of outstanding Common Stock.

      (b) Mr. Boxall has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 923,348 shares of Common Stock.

      (c) During the past sixty days, Mr. Boxall has not effected any transactions in shares of common stock except pursuant to the Exchange Agreement.

      (d)  Not applicable.

      (e)  Not applicable.


     Item 6.  Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer
              -----------------------------------

     In March 1999, ADT entered into the Exchange Agreement with DNA Export, S.A., a corporation organized under the laws of Spain and owned and controlled by the reporting person, to purchase certain shares of capital stock of DNA-ADTECH, a majority-owned subsidiary of ADT, that were held by DNA Export, S.A. As consideration for the shares, ADT agreed to issue 598,198 shares of ADT common stock to DNA Export, S.A. This transaction was conditioned upon ADT obtaining the approval of ADT's stockholders. Stockholder approval was obtained on August 11, 1999 and the transactions contemplated by the Exchange Agreement were consummated on September 24, 1999. Mr. Boxall is the President and a director of ADT.

     Except as described in Items 3 and 4 above and in this Item 6, Mr. Boxall does not have any contract, arrangement, understanding or relationship with any person with respect to any security of ADT except for the following:

     In March 1999, Mr. Boxall and ADT entered into a Repayment Agreement pursuant to which the parties agreed that in the event that ADT is unable to pay the amounts outstanding under an existing promissory note issued to Pedro Nunez Barranco Guembe on or before maturity without compromising ADT's plan for growth, Mr. Boxall will repay the entire balance and will give ADT an additional period of one year to repay the balance. Mr. Boxall will have the right at any time after January 1, 2001 through March 1, 2001, to convert all or part of the outstanding balance into shares of common stock at a purchase price per share equal to the average sales price of the common stock for the month of December 2000, subject to a $3.50 per share minimum. If Mr. Boxall does not elect to convert the outstanding balance, ADT may elect after January 31, 2001 to redeem such amount for shares of common stock at a redemption price equal to the average sales price of the common stock for the twenty business days preceding the date of redemption.

     Item 7. Material to be Filed as Exhibits
             --------------------------------



           Exhibit No.   Description


           1.1 Exchange Agreement, dated as of March 23 1999, by and among ADT, DNA Export, S.A. and Mr. Boxall.

           1.2 Repayment Agreement, dated as of March 23 1999, by and between ADT and Mr. Boxall.
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                                    Signature
                                    ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 28, 1999          By: /s/ Alexander Peter Boxall
                                       ---------------------------------
                                       Alexander Peter Boxall